For the period ended (a) August 31, 1998
File number (c) 811-4024

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      Prudential California Municipal Fund  -
California  Income Series  accounts  for  and
reports  distributions  to  shareholders   in
accordance  with  the American  Institute  of
Certified  Public Accountants'  Statement  of
Position 93-2: Determination, Disclosure, and
Financial  Statement Presentation of  Income,
Capital   Gain,   and   Return   of   Capital
Distributions  by Investment Companies.   The
effect  of  applying this  statement  was  to
increase undistributed net investment  income
by   $105,744,   increase   accumulated   net
realized loss by $103,672 and decrease paid-in capital by $2,072, due to the sale of securities purchased with market discount.
Net investment income, net realized gains and net assets were not affected by this change.